As filed with the Securities and Exchange Commission on January 20, 2015.

Registration Statement No. 333-201212

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INFRAREDX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	04-3502540
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

34 Third Avenue

Burlington, Massachusetts 01803

Tel: (781) 221-0053

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald Southard

President and Chief Executive Officer

Infraredx, Inc.

34 Third Avenue

Burlington, Massachusetts 01803

Tel: (781) 221-0053

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire, Esq. Richard Segal, Esq. Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	4,600,000	$15.00	$69,000,000	$8,019

(1)	Includes 600,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(3)	The registrant previously paid $7,484 of the registration fee with the prior filings of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-201212) is being filed solely for the purpose of updating the Calculation of Registration Fee table set forth on the Registration Statement facing page based on a proposed offering of 4,000,000 shares (including up to 600,000 shares subject to the underwriters’ option to purchase additional shares) at $15.00 per share, the top of the range set forth on the cover of the preliminary prospectus included in Amendment No. 3 to the Registration Statement January 20, 2015, and no changes or additions are being made hereby to the prospectus which forms a part of the Registration Statement. Accordingly, the prospectus has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$8,019
FINRA filing fee	10,850
NASDAQ Stock Market initial listing fee	125,000
Blue sky fees and expenses	10,000
Printing and engraving	200,000
Legal fees and expenses	1,100,000
Accounting fees and expenses	750,000
Transfer agent and registrar fees	20,000
Miscellaneous fees and expenses	376,131

Total	$2,600,000

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and bylaws provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investor rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2011 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options to Purchase Common Stock

From January 1, 2011 through the date of this prospectus, we have granted under our 1999 Plan options to purchase an aggregate of 1,169,359 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $1.60 to $7.20 per share. Of these, options to purchase an aggregate of 453,638 shares have been cancelled without being exercised. During the period from January 1, 2011 through the date of this prospectus, an aggregate of 19,590 shares of our common stock were issued upon the exercise of stock options under the 1999 Plan, at exercise prices between $1.60 and $2.40 per share, for aggregate proceeds of approximately $33,000.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were by an issuer not involving any public offering or under Section 4(a)(2) of the Securities Act or under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Preferred Stock and Convertible Promissory Notes and Warrants

In November 2014, we issued $15.0 million of convertible notes payable to existing stockholders, which accrue interest at an annual interest rate of 6.0% and are due in October 2018. If we complete this public offering, (1) $10.0 million of outstanding principal and accrued interest thereon will automatically convert to common stock at 85% of the initial public offering price and (2) $5.0 million of outstanding principal and accrued interest thereon will automatically convert into a number of shares of common stock determined by (i) dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price and (ii) multiplying this quotient by 1.5.

In January 2014, we issued an aggregate of 18,002 shares of our Series E preferred stock and warrants to purchase an aggregate of 11,436 shares of our Series E preferred stock at an exercise price of $1.60 per share to 30 accredited investors.

In July 2013 and April 2014, we issued an aggregate of 1,008,064 shares of our Series E preferred stock at a purchase price of $24.80 per share, for aggregate consideration of approximately $25.0 million to one accredited investor. In April 2014, we issued Nipro Corporation an additional 381,029 shares of Series E preferred stock for no additional consideration in order to effect our agreement that Nipro Corporation’s investment would represent an agreed upon percentage of our outstanding equity on a fully diluted basis.

Between November 2012 and July 2013, we issued warrants to purchase an aggregate of 691,935 shares of our Series E preferred stock at an exercise price of $1.60 per share and convertible promissory notes in an aggregate principal amount of $26.0 million to 31 accredited investors.

In July 2012, we issued warrants to purchase an aggregate of 120,966 shares of our Series E preferred stock at an exercise price of $1.60 per share and convertible promissory notes in an aggregate principal amount of $3,884,000 to 3 accredited investors. In November 2012, we issued to these investors warrants to purchase an additional 38,711 shares of Series E preferred stock in consideration for a reduction of the Series E preferred stock liquidation preference.

In February 2011, we issued an aggregate of 974,195 shares of our Series E preferred stock at a purchase price of $24.80 per share and warrants to purchase an aggregate of 292,240 shares of our Series E preferred stock at an exercise price of $24.80 per share, for an aggregate consideration of approximately $24.1 million to 43 accredited investors. In November 2012, we reduced the exercise price of these warrants to $1.60. In November 2012, we also issued to these investors warrants to purchase an additional 350,722 shares of Series E preferred stock at an exercise price of $1.60 per share in consideration for a reduction of the Series E preferred stock liquidation preference.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document
1.1#	Form of Underwriting Agreement.
3.1#	Sixteenth Amended and Restated Certificate of Incorporation of Infraredx, Inc., as amended and as currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.
3.3#	By-laws of Infraredx, Inc., as currently in effect.

Exhibit Number	Description of Document
3.4#	Form of Amended and Restated Bylaws to be effective upon the closing of this offering.
4.1#	Form of common stock certificate of the Registrant.
4.2#	Ninth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated November 12, 2014.
5.1#	Opinion of Cooley LLP.
10.1#	Northwest Park Lease by and between Registrant and The Trustees of N.W. Building 18 Trust dated August 1, 2005, as amended.
10.2 +#	Amended and Restated 1999 Stock Option and Incentive Plan and Forms of Incentive Stock Option Agreement and Non-Qualified Option Agreement thereunder.
10.3 +#	Form of 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.4	Intentionally omitted.
10.5 +#	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.6 +#	Offer Letter Agreement by and between Registrant and Donald Southard dated January 14, 2011.
10.7 +#	Offer Letter Agreement by and between Registrant and James Muller, M.D. dated February 20, 2007.
10.8 +#	Offer Letter Agreement by and between Registrant and Michael E. Guarasci dated November 19, 2012.
10.9 +#	Offer Letter Agreement by and between Registrant and Jason M. Bottiglieri dated August 10, 2011, as supplemented by the Addendum to Existing Employment Agreement dated March 22, 2013.
10.10 +#	Offer Letter Agreement by and between Registrant and Steven Chartier dated April 1, 2009.
10.11 +#	Offer Letter Agreement by and between Registrant and Grant Frazier dated March 3, 2010.
10.12 +#	Offer Letter Agreement by and between Registrant and Stephen Sum dated December 6, 2011.
10.13*#	International Distribution Agreement by and between Registrant and Nipro Corporation dated March 30, 2012.
10.14#	Second Amended and Restated Loan and Security Agreement by and among Registrant, General Electric Capital Corporation and certain other parties named therein dated November 12, 2014.
16.1#	Letter from McGladrey LLP to the Securities and Exchange Commission dated November 12, 2014.
23.1#	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2#	Consent of McGladrey LLP, independent registered public accounting firm.
23.3#	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney. Reference is made to the signature page hereto.

+	Indicates management contract or compensatory plan.

#	Previously filed.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts, on the 20th day of January, 2015.

INFRAREDX, INC.

/s/ Donald Southard
Donald Southard President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald Southard Donald Southard	President, Chief Executive Officer and Director (Principal Executive Officer)	January 20, 2015

/s/ Michael Guarasci Michael Guarasci	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 20, 2015

*	Chairman of the Board of Directors	January 20, 2015
James Muller, M.D.

*	Director	January 20, 2015
William Holland

*	Director	January 20, 2015
Kenneth Jones

*	Director	January 20, 2015
Robert McNeil, Ph.D.

*	Director	January 20, 2015
Timothy Mills, Ph.D.

*	Director	January 20, 2015
William Priest

*	Director	January 20, 2015
Yoshio Ujihara

*By:	/s/ Donald Southard
Donald Southard, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1#	Form of Underwriting Agreement.
3.1#	Sixteenth Amended and Restated Certificate of Incorporation of Infraredx, Inc., as amended and as currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.
3.3#	By-laws of Infraredx, Inc., as currently in effect.
3.4#	Form of Amended and Restated Bylaws to be effective upon the closing of this offering.
4.1#	Form of common stock certificate of the Registrant.
4.2#	Ninth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated November 12, 2014.
5.1#	Opinion of Cooley LLP.
10.1#	Northwest Park Lease by and between Registrant and The Trustees of N.W. Building 18 Trust dated August 1, 2005, as amended.
10.2+#	Amended and Restated 1999 Stock Option and Incentive Plan and Forms of Incentive Stock Option Agreement and Non-Qualified Option Agreement thereunder.
10.3+#	Form of 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.4	Intentionally omitted.
10.5+#	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.6+#	Offer Letter Agreement by and between Registrant and Donald Southard dated January 14, 2011.
10.7+#	Offer Letter Agreement by and between Registrant and James Muller, M.D. dated February 20, 2007.
10.8+#	Offer Letter Agreement by and between Registrant and Michael E. Guarasci dated November 19, 2012.
10.9+#	Offer Letter Agreement by and between Registrant and Jason M. Bottiglieri dated August 10, 2011, as supplemented by the Addendum to Existing Employment Agreement dated March 22, 2013.
10.10+#	Offer Letter Agreement by and between Registrant and Steven Chartier dated April 1, 2009.
10.11+#	Offer Letter Agreement by and between Registrant and Grant Frazier dated March 3, 2010.
10.12+#	Offer Letter Agreement by and between Registrant and Stephen Sum dated December 6, 2011.
10.13*#	International Distribution Agreement by and between Registrant and Nipro Corporation dated March 30, 2012.
10.14#	Second Amended and Restated Loan and Security Agreement by and among Registrant, General Electric Capital Corporation and certain other parties named therein dated November 12, 2014.
16.1#	Letter from McGladrey LLP to the Securities and Exchange Commission dated November 12, 2014.
23.1#	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2#	Consent of McGladrey LLP, independent registered public accounting firm.
23.3#	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney. Reference is made to the signature page hereto.

+	Indicates management contract or compensatory plan.

#	Previously filed.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.